FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Taseko Mines Limited (the "Company" or "Taseko") 15th Floor, 1040 West Georgia St. Vancouver, BC V6E 4H1

Item 2 Date of Material Change

February 22, 2023

Item 3 News Release

The news release was issued and disseminated on February 22, 2023 on the System for Electronic Document Analysis and Retrieval (www.sedar.com). A copy of the press release is attached hereto as Schedule A.

Item 4 Summary of Material Change

On February 22, 2023, Taseko announced that it has entered into a definitive agreement (the "Agreement") to acquire an additional 12.5% interest in the Gibraltar Mine from Sojitz Corporation ("Sojitz"). Under the terms of the Agreement, Taseko will acquire Sojitz's 50% interest in Cariboo, and will then hold an effective 87.5% interest in the Gibraltar Mine.

Item 5.1 Full Description of Material Change

On February 22, 2023, Taseko announced that it has entered into the Agreement to acquire an additional 12.5% interest in the Gibraltar Mine from Sojitz. The Gibraltar Mine is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo. Under the terms of the Agreement, Taseko will acquire Sojitz's 50% interest in Cariboo, and will then hold an effective 87.5% interest in the Gibraltar Mine (the "Transaction").

The acquisition price consists of a minimum of C$60 million payable over a five-year period and potential contingent payments depending on Gibraltar Mine revenues and copper prices over the next five years. An initial C$10 million will be paid to Sojitz upon closing and the remaining minimum amount will be paid in C$10 million annual instalments over the next five years.

Closing of the Transaction is subject to customary conditions, including regulatory approvals, and is expected to occur in a timely manner.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about this report and the material change disclosed herein:

Bryce Hamming Chief Financial Officer 778-373-4533

Item 9 Date of Report

March 3, 2023

SCHEDULE A TO THE MATERIAL CHANGE REPORT OF TASEKO MINES LIMITED

NEWS RELEASE DATED FEBRUARY 22, 2023

TASEKO SIGNS DEFINITIVE AGREEMENT TO ACQUIRE 12.5% INTEREST IN GIBRALTAR COPPER MINE

February 22, 2023, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce that it has entered into a definitive agreement ("Agreement") to acquire an additional 12.5% interest in the Gibraltar Mine from Sojitz Corporation ("Sojitz"). Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo Copper Corporation ("Cariboo"). Under the terms of the Agreement, Taseko will acquire Sojitz's 50% interest in Cariboo, and will then hold an effective 87.5% interest in the Gibraltar Mine.

The acquisition price consists of a minimum amount of C$60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine revenues and copper prices over the next five years. An initial C$10 million will be paid to Sojitz upon closing and the remaining minimum amount will be paid in C$10 million annual instalments over the next five years.

Stuart McDonald, President & CEO of Taseko, stated, "This is a logical and beneficial transaction for Taseko, providing immediate 17% growth in our attributable copper production and earnings from mine operations. Gibraltar is a high-quality asset with a long mine life in an excellent jurisdiction. The transaction is immediately accretive to Taseko and the deferred payment structure allows us to focus our financial capacity on the construction of the Florence Copper project which we expect to commence later this year."

Mr. Osamu Matsuura, Executive Officer & COO of Sojitz Metals, Mineral Resources and Recycling Division, commented: "Sojitz has benefitted from its partnership with Taseko for more than a decade, and we continue to view the Gibraltar mine as a valuable long-life asset with a proven operating team. This transaction is consistent with our Division's strategy to transition towards metal recycling and other midstream processing businesses."

Closing of the transaction is subject to customary conditions, including regulatory approvals, and is expected to occur in a timely manner.

Transaction Details

Taseko will acquire Sojitz's 50% interest in Cariboo and become a party to the existing Cariboo shareholders agreement with Dowa Metals & Mining Co., Ltd (25%) and Furukawa Co. Ltd (25%). There will be no change to the offtake contracts established in 2010 and Dowa and Furukawa will continue to receive 30% of Gibraltar's copper concentrate offtake. There will be no impact to operation of the Gibraltar Joint Venture.

Under the terms of the Agreement, the initial minimum payment of C$10 million is due on closing and the remaining minimum amounts are payable annually in C$10 million instalments over the next five years, for a total of C$60 million. There is no interest payable on the minimum amounts.

The contingent payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed C$57 million over the five-year period, limiting the acquisition cost to a maximum of C$117 million.

For further information on Taseko, see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to: ⍰ uncertainties about the future market price of copper and the other metals that we produce or may seek to produce; ⍰ uncertainties about the continuing impact of the novel coronavirus ("COVID-19") and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including rising inflation levels and in particular with respect to the demand for copper and other metals we produce; ⍰ inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates; ⍰ uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production; ⍰ the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks; ⍰ uncertainties related to the feasibility study for Florence copper project (the "Florence Copper Project" or "Florence Copper") that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects; ⍰ the risk that the results from our operations of the Florence Copper production test facility ("PTF") and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper; ⍰ uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling; ⍰ the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined; ⍰ the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper; ⍰ our ability to comply with the extensive governmental regulation to which our business is subject; ⍰ uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition, particularly in respect to Florence Copper that requires one key regulatory permit from the U.S. Environmental Protection Agency ("EPA") in order to advance to commercial operations; ⍰ our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction once the final permit is received from the EPA; ⍰ our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar; ⍰ uncertainties related to unexpected judicial or regulatory proceedings; ⍰ changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements; ⍰ our dependence solely on our 75% interest in Gibraltar (as defined below) for revenues and operating cashflows; ⍰ our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements; ⍰ environmental issues and liabilities associated with mining including processing and stock piling ore; ⍰ labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine; ⍰ environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations; ⍰ litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;

⍰ our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities; ⍰ our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project; ⍰ the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper; ⍰ our reliance upon key management and operating personnel; ⍰ the competitive environment in which we operate; ⍰ the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel; ⍰ the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis ("MD&A"), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading "Risk Factors".

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.